

September 24, 2010

<u>**Via Facsimile (212) 474-3700 and U.S. Mail**</u>
Bradley Feuer, Esq.
Acting General Counsel and Corporate Secretary
Barnes & Noble, Inc.
122 Fifth Avenue
New York, New York 10011

> **Re:** **Barnes & Noble, Inc.**
> **Definitive Additional Soliciting Materials filed on Schedule 14A**
> **Filed September 16 and 21, 2010**
> **File No. 1-12302**

Dear Mr. Feuer:

We have limited our review of your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response to prior oral comments and the supplemental materials provided to the staff dated September 22, 2010. The materials provided do not appear to provide a sufficient basis for statements included in soliciting materials filed which reference the 20% digital trade book market share the company claims to have. Further, the materials did not appear to provide support for the assertion that the company is the #2 retailer of digital books worldwide. Please revise and file corrective disclosure or alternatively, provide further support for the statements regarding such market share positions. If additional supporting materials are provided to the staff, please clearly <u>mark</u> the relevant portions of the document that support the assertion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under

Bradley Feuer, Esq.
Barnes & Noble, Inc.
September 24, 2010
Page 2

the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the filing persons are in
possession of all facts relating to their disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our
comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc: Andrew Thompson, Esq.
       Cravath, Swaine & Moore LLP